[LINN LETTERHEAD]

October 28, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brad Skinner
H. Roger Schwall
Karl Hiller
John Hodgin
Anne Nguyen Parker
Norman von Holtzendorff

Re:	Linn Energy, LLC
LinnCo, LLC
Amendment No. 5 to Registration Statement on Form S-4 Filed October 22, 2013
Response Letters Dated October 21, 2013, October 24, 2013 and October 25, 2013
File No. 333-187484

Ladies and Gentlemen:

In response to the telephonic conversation held on October 25, 2013 among H. Roger Schwall, Assistant Director, Anne Nguyen Parker, Branch Chief and Norman von Holtzendorff, Attorney-Advisor of the staff (the “Staff”) of the Securities and Exchange Commission, and Michael Dillard and Divakar Gupta of Latham & Watkins LLP, and in response to Comment 1 of the Staff’s letter dated October 25, 2013 relating to the above referenced registration statement and related response letters, Linn Energy, LLC (“LINN”) and LinnCo, LLC (“LinnCo” and together with LINN, the “Registrants”) are providing the Staff with further clarification regarding the communications between LINN and Berry Petroleum Company (“Berry”) with respect to potential changes to the Agreement and Plan of Merger, dated as of February 20, 2013, by and among the Registrants, Berry and the other parties thereto (the “Merger Agreement”).

For your convenience, we have repeated Comment 1 exactly as given in the Staff’s comment letter and set forth below such comment is our response.

Amendment No. 5 to Registration Statement on Form S-4

General

1.

We note the draft language for the proposed risk factor entitled “The merger will not be completed on or prior to October 31, 2013 …“ in your response letter dated October 24, 2013. We note in particular your statements that “LINN, LinnCo or Berry may unilaterally terminate the merger agreement”; “it is possible that Berry

October 28, 2013

could terminate the merger agreement” and “LINN, LinnCo and Berry could potentially amend the merger agreement to, among other things, increase the exchange ratio and extend the End Date.” Please advise us as to the nature and content of any communications that have occurred between LINN and LinnCo (and their counsel and representatives) and Berry (and their counsel and representatives) with regard to the possibility of terminating or amending the merger agreement and the status of any negotiations in that regard. We may have further comments after reviewing your response.

Response: The Registrants respectfully advise the Staff as follows:

•

The Merger Agreement provides that either party may unilaterally terminate the Merger Agreement without penalty if certain of the conditions to closing, including shareholder approval of the merger, are not satisfied by October 31, 2013 (the “End Date”). The Registrants and Berry engaged in discussions during September regarding a possible extension of the End Date. In connection with those discussions, Berry requested the Registrants provide, and the Registrants did provide, certain documents and information, including with respect to 1) the SEC Division of Enforcement inquiry involving LINN, 2) the class action and derivative shareholder lawsuits against LINN and LinnCo, 3) communications with the SEC regarding the status of the Joint Registration Statement on Form S-4 (the “S-4”) and 4) LINN’s updated financial model for 2013. The parties have not yet agreed on any extension of the End Date.

•

In connection with their discussions in October regarding a possible extension of the End Date, members of management of LINN and Berry acknowledged that, since the signing of the Merger Agreement, the market prices of LinnCo shares and Berry shares have changed such that the market value of the LinnCo shares to be delivered upon consummation of the merger is considerably less than, at the current exchange ratio, the current market price of Berry shares.

•

Given that the shareholder meetings to vote on the merger cannot be held prior to October 31, 2013, Berry expressed the view that the parties should agree to extend the End Date prior to any mailing of the joint proxy statement/prospectus, and that the exchange ratio in the merger agreement should be revised to account for changes in market prices of LinnCo shares and Berry shares and other new information if the parties were to agree to extend the End Date. Berry’s counsel further expressed the expectation that the Registrants would consult with Berry prior to requesting acceleration of effectiveness of the S-4.

•

Based on the discussions with Berry, LINN and LinnCo updated their boards of directors and asked the LINN and LinnCo conflicts committees to contact their advisors to prepare for a potential renegotiation of the exchange ratio and to commence their diligence process in connection with such potential renegotiation in order to accelerate the timing necessary for the committees to be in a position to consider a renegotiated exchange ratio should it occur.

October 28, 2013

•

The Registrants and Berry have not offered a revised exchange ratio or any other changes to the Merger Agreement (other than the discussion with respect to the End Date described above), and there are no assurances that such negotiations will take place. In an effort to keep the existing record date of September 30, 2013 and convene a meeting within the time period required under Delaware law while utilizing that record date, the Registrants prepared and delivered a timeline to Berry on October 22, 2013 that contemplated negotiations of an amended exchange ratio beginning on October 23, 2013. However, in view of Berry’s announcement of earnings on October 23, 2013 for the quarter ended September 30, 2013, the Registrants determined to delay any negotiation with respect to a revised exchange ratio until after 1) LINN and LinnCo had released earnings for the third quarter of 2013 and 2) the S-4 was declared effective, because it is the Registrants’ belief that publication of each company’s third-quarter results and effectiveness of the S-4 are critical pieces of information for the market to have and should occur prior to any negotiations between the parties regarding a revised exchange ratio.

October 28, 2013

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to the above.

Very truly yours, LINN ENERGY, LLC LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.